TOBIN & TOBIN

A PROFESSIONAL CORPORATION
500 SANSOME STREET
EIGHTH FLOOR
	SAN FRANCISCO, CALIFORNIA 94111-3214	RICHARD TOBIN (1852-1887)
PHILLIP R. POLLOCK	FACSIMILE (415) 433-3883	ROBERT TOBIN (1875-1889)
Email: prpollock@tobinlaw.com	(415) 433-1400	CYRIL R. TOBIN (1905-1977)
May 8, 2006
Susan C. Block, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
Registration Statement on Form S-3
Filed March 1, 2006
File No. 333-132123
Dear Ms. Block:
     On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3, marked to show changes from the original Registration Statement filed March 1, 2006.
     Set forth below are our responses to the Staff’s comment letter dated March 29, 2006. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.
Registration Statement on Form S-3
     General
     1. We note from your “Derivatives” disclosure in the base that in addition to the derivatives you have specifically identified, “agreements relating to other types of derivative products...may be entered into...” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to delete the phrase “unless otherwise specified in the prospectus

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

supplement” and similar phrases, and describe the offering features reasonably contemplated to be included in an actual takedown.
     Response: We have deleted the phrase “unless otherwise specified in the prospectus supplement” and similar phrases in all places where consistent with your comment.
     2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
     Response: We confirm that the Depositors have been current with Exchange Act reporting during the last 12 months with respect to asset-backed securities involving the same asset class. The Depositors do not have any affiliate(s) that have offered a class of asset-backed securities involving the same asset class as this offering.
     3. We note from the ‘Mortgage Backed Securities” section of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity.
     Response: We have added a fifth form of prospectus supplement to provide the required disclosure as relates to any trust fund that will be established that includes private mortgage-backed securities in the pool of assets.
     4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
     Response: We hereby confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. We expect to file finalized agreements within 15 days following the closing of the related takedown.
     5. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
     Response: We will file legal and tax opinions following the closing of each takedown that address the specific terms of the transaction and do not contain the general types of qualifications as set forth in the Exhibit 5.1 and 8.1 opinions.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     6. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.
     Response: We have revised the disclosure in each prospectus supplement accordingly, to explicitly incorporate the Annexes into the text of each respective prospectus supplement.
Prospectus #1
General
     7. Please provide us an analysis as to why these are asset backed bonds rather than notes. In your response, please address that the difference is between the Senior Class Bonds and Senior Notes being offered in Prospectus #4.
     Response: We have attempted to illustrate several of the various types of asset-backed securities that may be offered through the forms of prospectus supplements. The nomenclature used is what we understand to be generally applied in the structured finance industry. For example, the term “bonds” is generally used to describe debt securities, with a long-term maturity (up to 25-30 years or more) that are secured with collateral. Accordingly, we have used “asset-backed bonds” in Prospectus #1 (which offers securities that are secured by mortgage loan collateral with up to 40-year maturities and that are treated as “debt” for tax purposes) and Prospectus #3 (which offers securities that are also secured by mortgage loans and that represent an example of “debt” securities issued by a REMIC). The REMIC vehicle also permits REMIC securities to be issued in “equity” form, which is illustrated in Prospectus #2 as an offering of “asset-backed certificates.”
     Finally, Prospectus #4 is an illustration of “asset-backed notes” backed by home equity lines of credit (“HELOCs”). The term “notes” is often used to describe securities of generally shorter maturities than bonds (or “debentures”). HELOC-backed notes will generally differ from asset-backed senior bonds in that the HELOC notes will reflect the revolving nature of the underlying HELOCs. For a period of time during which draws are permitted to be made on the HELOCs, principal collections are typically applied to fund the acquisition of the amounts of the draws, rather than applied to pay down the securities. To the extent principal collections are not sufficient for this purpose, the additional balances represented by the draws (“Additional Balances”) are owned by the servicer or other entity. Following the draw period, HELOC-backed securities tend to be paid off rapidly as borrowers consolidate their first lien loans and HELOCs in refinancings or sell the properties. In many HELOC-backed structures, the collection of any Additional Balances are passed through to securityholders, accelerating the rate of pay down on the securities and further shortening their maturity. Perhaps due to the relatively shorter maturities, the industry norm has been to refer to HELOC-backed debt securities as “notes” rather than bonds.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     Cover
     8. We note that in the base prospectus you identify RWT Holdings, Inc. as the sponsor. Please revise the top of the supplement cover page accordingly. Please refer to Item 1103(a)(i) of Regulation AB and revise accordingly.
     Response: We have revised the top of each prospectus supplement accordingly.
     9. Please revise the Item 1102(d) disclosure to refer to “the issuing entity,” rather than “the trust.”
     Response: We have revised the disclosure in the Base Prospectus and the supplements to refer to “the issuing entity,” where appropriate. We refer to “the trust” only in certain instances where required by the context of the disclosure language.
     10. Please revise to identify that all forms of credit enhancement and derivatives contemplated by the supplement on the cover page.
     Response: We have revised the cover page of each of the supplements accordingly.
     Summary of Terms, page S-2
     Priority of Payments, page S-5
     11. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors to understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.
     Response: We will consider providing a graphic illustration of the flow of funds and payment priorities and allocations, including any subordination features, when the structure of the transaction and the securities being issued (including those not offered by the prospectus supplement) would make such illustration helpful to investors in understanding the payment flow on all classes and other material terms of the transaction. We had a placeholder in the Summary of each of the prospectus supplements to indicate where such illustrations would be set forth, and we have repeated such placeholder in the body of each of the prospectus supplements under “DESCRIPTION OF THE BONDS—Priority of Payments and Allocation of Shortfalls.”
     12. We note you contemplate prefunding and revolving periods. Please revise the prospectus supplement to provide bracketed disclosure of the information required by Item 1103(a)(5) of Regulation AB in the summary.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     Response: We have revised the summary and the main body of each of the prospectus supplements to provide disclosure required by Regulation AB Item 1103(a)(5) as to prefunding and revolving periods.
     Servicer, page S-3
     13. Please add a placeholder in the summary of terms indicating that you will identify all servicers that service 10% or more of the pool assets.
     Response: Language has been added to the summary of each of the supplements to clarify that we will identify all servicers that service 10% or more of the pool assets.
     Originator, page S-3
     14. Please add a placeholder in the summary of terms indicating that you will identify originators of 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.
     Response: Language has been added to the summary of each of the supplements to clarify that we will identify all originators of 10% or more of the pool assets.
     15. In addition, please add a placeholder, where you deem appropriate, confirming that you will provide a description of the origination program and prior experience of any originator that originates or is expected to originate 20% or more of the pool assets. Refer Item 1110(b) of Regulation AB.
     Response: We have revised each of the supplements accordingly.
     Credit Enhancement, page S-5
     16. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.
     Response: We have revised each of the supplements accordingly.
     17. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.
     Response: We have added language to address the comment.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     Bond Insurance Policy, page S-5
     18. If this policy is guaranteeing the issued security, rather than the underlying assets, please consider whether this is a separate security that may need to be registered. Please advise. Refer to footnote 329 in the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).
     Response: In the case of a bond insurance policy that is guaranteeing the issued security, rather than the underlying assets, we will consider whether it constitutes a separate security that would need to be registered unless it qualifies for an exemption from registration. We would anticipate that in most cases the policy would be exempt pursuant to Section 3(a)(8).
     Fees and Expenses, page S-6
     19. Please identify from what source the servicer fee will be paid and the distribution priority. Refer to Item 1103(a)(7) of Regulation AB.
     Response: We have added language in the summary to each of the supplements to clarify that the source of the servicer fee is funds collected from interest payments and that such fee is deducted by the servicer prior to remittance of funds to the trustee for distribution to securityholders.
     Optional Redemption, page S-8
     20. Please expand your disclosure in this section or add a separate section to summarize other events that may trigger liquidation or amortization of the assets or other triggers that would alter the transaction structure or flow of funds, if applicable. Revise as appropriate.
     Response: We have added disclosure in the summary and the main body of the HELOC supplement #4 to describe the triggers of a Rapid Amortization Event that could, if it occurs, alter the transaction structure or flow of funds in the HELOC transaction. Also, we have added disclosure in the summary and the main body of each of the prospectus supplements #1 — Bonds, #2 — Bonds-REMIC, and #5 — Bonds-MBS, to describe the triggers of an Event of Default under the Indenture that could, if they occur, result in the acceleration of maturity of the Bonds thus altering the transaction structure and flow of funds. There are no events that would trigger any change in the structure or flow of funds or trigger a liquidation of assets with respect to prospectus supplement #3.
     Seller’s Selection Procedures, page S-18
     21. Please confirm that you will disclose, where you deem appropriate, any expenses related to selection and acquisition of assets.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     Response: We have expanded the disclosure in “Description of the Mortgage Pool”; “seller’s selection procedures” and under “USE OF PROCEEDS” in each of the prospectus supplements to show the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds.
     Credit Enhancement, page S-35
     22. Please insert bracketed language confirming that you will provide, when applicable, the disclosure relating to credit enhancement required by Item 1114(b) of Regulation AB.
     Response: We have revised the supplements accordingly to include such bracketed disclosure language under credit enhancement.
     23. Similarly, please revise to confirm that you will provide, when applicable, the disclosure relating to any derivative instruments used in connection with the prospectus required by Item 1115(a) and (b) of Regulation AB.
     Response: We have added language to each prospectus supplement to confirm that disclosure relating to any derivative instrument provider will be provided as applicable.
     The Master Servicer and the Servicer, page S-40
     24. Please confirm that you will provide disclosure for all affiliated and unaffiliated servicers that service 10% or more of the pool assets or any other material servicer identified. Refer to Item 1108(a)(2)(i) through (iv) of Regulation AB.
     Response: We have added bracketed disclosure language in each supplement to confirm that all master servicer(s), servicer(s) that service 10% or more of the pool assets, or any other material servicer, will be identified and described as required by Item 1108 of Regulation AB.
     Delinquency and Foreclosure Experience, page S-41
     25. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Item 1101(d) of Regulation AB.
     Response: We confirm that delinquent assets will be limited to less than 20% of the asset pool, s of the related cut-off date.
     26. Please provide delinquency and loss information for the asset pool, including statistical information regarding delinquencies and losses. Refer to Item 1111(c) of Regulation AB. Please confirm that you will provide delinquency information in 30/31 day buckets through charge-off. Refer to Items 1111(c) and 1100(b) of Regulation AB.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     Response: We have added a placeholder to indicate where delinquency and loss information for the asset pool would be provided. Any such delinquency information would be shown in 30/31 day buckets through charge-off. However, because the Registrants’ securitizations generally involve newly originated mortgage loans, they typically exclude any loans that are 30 or more days delinquent at the time of the securitization or that have ever been 30 or more days delinquent since origination. Accordingly, there will normally be no delinquency or loss information to be provided.
     Assumed Characteristics of the Mortgage Loans, page S-58
     27. It does not appear that your proposed format will present all of the information covered by Item 1111(b) of Regulation AB. Please revise to include other information requested in Item 1111(b) of Regulation AB, as applicable, or advise.
     Response: We have revised the Annex A to each supplement to provide the required disclosure characteristics of the mortgage loans and have added language to clarify that each Annex A is incorporated by reference into the respective supplement.
     Annex A
     28. Please tell us what information about the mortgage loans will be supplied in Annex A. Consider providing bracketed language.
     Response: We have added bracketed language in Annex A to each supplement to provide required characteristics of the mortgage loans.
     Base Prospectus
     General
     29. Please tell us why you contemplate using two different depositors.
     Response: The ultimate parent of the two Depositors and the Sponsor is Redwood Trust, Inc. (“Redwood”), a Maryland corporation listed on the NYSE. Redwood elects to be taxed as a real estate investment trust (“REIT”). Under certain tax rules relating to REITs, it is advisable to issue REMIC asset-backed securities through a taxable subsidiary of the REIT, while certain non-REMIC asset-backed securities can be issued through a qualifying REIT subsidiary. Redwood’s particular objectives for any specific securitization may be best served by effecting it through the taxable subsidiary, Sequoia Residential Funding, Inc., or the qualifying REIT subsidiary, Sequoia Mortgage Funding Corporation. For example, in order to meet REIT asset and income tests, it may be desirable to have the securitization effected through the qualifying REIT subsidiary so that the underlying mortgage loans can be treated as REIT assets. From the investors’ standpoint, however, it is not material which Depositor is effecting the securitization

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

because the quality of the securities being issued and the underlying mortgage loans are not affected. Redwood has established the reputation of the Sequoia securitization program over the years as utilizing consistently high quality collateral with very low credit losses.
     30. We note that on page S-22 of the prospectus supplement that a revolving period is contemplated. Please revise the base prospectus to include the disclosure regarding revolving periods by Item 1101(c)(3)(iii) of Regulation AB.
     Response: We have revised the language to include the required disclosure regarding revolving periods.
     Limited Cross-Support, page 10
     31. We note that the trust may contain “two or more separate mortgage pools.” Please confirm, if true, that separate, unrelated transactions will not occur in the trust.
     Response: We confirm that the Issuing Entity will not engage in any “series trusts” as discussed in Regulation AB. Multiple, separate, unrelated transactions will not occur under one Issuing Entity.
     The Trust and the Trust Assets, page 19
     32. Please delete the final bullet on page 19. The assets that may be included in the pool should be identified in this section of the base. Therefore, we do not believe that the last bullet should be necessary.
     Response: We have deleted such bullet point.
     33. We note the first sentence of the second paragraph on page 20. Please identify the “other assets” that may be substituted into the asset pool.
     Response: The reference to “other assets” has been deleted.
     Private Mortgage-Backed Securities, page 32
     34. Please tell us how you will meet the requirements of Rule 190 under the Securities Act.
     Response: We will meet the requirements of Rule 190 either by having only underlying asset-backed securities that satisfy paragraph (a) of Rule 190, or by complying with the provisions of paragraph (b) of the Rule. The Registrants have been observing the principal terms of Rule 190 even prior to its adoption due to undertakings made by the Registrants in response to comment letters on prior registration statements.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     35. We note that you contemplate including participation certificates in the asset pool. These participations appear to be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section 111.A.6 of the adopting release and Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.
     Response: We have added language under “Private Mortgage-Backed Securities” to address how we intend to meet the requirements of Rule 190.
     Credit Support Relating to Private Mortgage-Backed Securities, page 33
     36. Please delete the phrase “other types of credit support.”
     Response: We have conformed the base accordingly.
     Distributions on Securities, page 40
     37. Please confirm that any interest rate will be a conventional rate of interest on debt and will not be calculated with reference to a commodities or securities index.
     Response: Language has been added to confirm that any interest rate will be a conventional rate of interest on debt and will not be calculated with reference to a commodities or securities index.
     Other Purchases or Redemption, page 48
     38. If the securities are redeemable upon discretion of the holder, please provide us your analysis under Rule 3a-7 of the Investment Company Act.
     Response: If the securities are redeemable upon the discretion of the holder, we do not believe that would affect the ability to rely on Rule 3a-7 of the Investment Company Act or Section 3(c)(5) of the Act itself. The asset-backed securities would be redeemable for the face or principal amount thereof, and not for a proportionate share of the issuer’s current net assets. Accordingly, the asset-backed securities would not be “redeemable securities” as defined in the Investment Company Act.
     Credit Enhancement, page 52
     39. Please delete the second-to-last bullet on page 52. All forms of credit enhancement should be identified and discussed in this section. Therefore, we do not believe that bullet should be necessary.
     Response: We have deleted such bullet point.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     Insurance Policies, Surety Bonds and Guarantees, page 54
     40. Please tell us how a demand note would operate.
     Response: A demand note would be issued by a commercial bank and could be drawn upon to cover credit losses or interest shortfalls, for example, similar to a letter of credit facility.
     Derivative Instruments, page 57
     41. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.
     Response: At present, we do not contemplate situations other than the “auction” example referred to in which we would use market value swaps. We have added a sentence to clarify that any market value swaps used will have to be consistent with the requirements of Regulation AB. While the swaps will all have terms that address market value risk, and hence will be the same “type” as described, it is not possible to anticipate each factual setting where they could be used.
     42. Please delete all references to credit default swaps from the filing. Alternatively, you may provide us more information on how the proposed credit default swaps will meet the definition of asset-backed security.
     Response: We would use credit default swaps only in a manner that would be consistent with the definition of asset-backed security, as described in footnote 68 of the Adopting Release for Regulation AB. We have modified our description of credit default swaps under “Derivatives” to make clearer the limited circumstances where such swaps could be used.
     43. We note your reference to other types of derivatives that may be described in the prospectus supplement. Please delete. All contemplated types of derivatives should be described in the base prospectus.
     Response: The reference to other types of derivatives was deleted.
     Incorporation of Certain Documents by Reference, page 122
     44. Please also indicate here that you will be filing Form 10-Ks and Form 10-Ds.
     Response: Disclosure language has been added to the Incorporation of Certain Documents by Reference to indicate that the Depositors’ annual reports on Form 10-K, the distribution reports on Form 10-D, current reports on Form 8-K and any amendments to those reports will be filed with the Securities and Exchange Commission.

TOBIN & TOBIN
Susan C. Block, Esq.
May 8, 2006

     If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleagues, Eugene C. Payne III at (415) 772-9613 and Stacy K. Stecher at (415) 772-9642.
Very truly yours,
TOBIN & TOBIN
/s/ Phillip R. Pollock
Phillip R. Pollock
PRP/pp

cc:	Daniel H. Morris, Esq. Attorney-Advisor Mr. Harold F. Zagunis Redwood Trust, Inc.